FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of December, 2003

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

TABLE OF CONTENTS

COMPAGNIE GENERALE DE GEOPHYSIQUE
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

Contracts for processing — reservoir services in Mexico
extended for three years

Paris, December 19, 2003

CGG (ISIN : FR0000120164 ; NYSE : GGY) today announced that Pemex has extended its contract for the provision of technical support for a further three years. This is the third in a series of key contracts relating to seismic data processing, reservoir geophysics and technical support that Mexico’s national oil company has renewed with CGG’s Mexican subsidiary, CMG, in the last few months.

CGG deploys its data processing and reservoir expertise in Mexico out of its dedicated processing center in Villahermosa, where a
2,000+-CPU cluster is migrating massive surveys in record times with leading-edge technology in order to reduce processing times and speed up the exploration cycle.

Technical support in high-end seismic processing is in turn provided to Pemex’s National Seismic Processing Center, the CNPS, also based in Villahermosa. The CNPS runs Kirchhoff PSTM algorithms on its IBM 1024 CP Linux cluster operated by a team of CGG geophysicists and IT engineers.

According to Adán Oviedo, Pemex E&P VP exploration: “CGG, through its subsidiary CMG, provides a full spectrum of integrated services from 3D acquisition to reservoir characterization which, we are sure, will play an important part in enhancing Pemex’s ability to reduce cycle time and achieve our business goals.”

Dominique Géhant, manager of CGG Processing & Reservoir services in Mexico, declared: “We are delighted that Pemex is renewing its confidence in CGG. These awards testify to the close relationship we have developed over the last five years. We are continuing to emphasize our commitment by opening an office in Ciudad del Carmen so that a team of our geophysicists can work closely with Pemex’s main offshore operations center via a remote link to our Villahermosa center.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :

Christophe BARNINI :	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Dominique GEHANT :	+ 52 993 316 90 25 (dgehant@cgg.com)

Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : December 19th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /